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                                                                    EXHIBIT 4(f)



                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                   DISABILITY WAIVER OF MONTHLY PAYMENT RIDER

This rider is made a part of the Policy to which it is attached. The Insured under the Policy is the insured under this Rider. The effective date of this rider is the Policy Date unless added after the Policy is issued in which event the effective date is the Monthly Processing Date on or next following our approval of your application for this rider and as shown in the rider details.

BENEFIT

While the Insured is totally disabled, we will credit to the Policy Value on each Monthly Processing Date the monthly waiver of payment benefit amount shown in the Policy Details pages. The monthly waiver of payment benefit is subject to:

*    our receipt of due proof of such total disability; and
*    evidence that the total disability:
     *   began while this Rider was in force;
     *   began before the policy anniversary nearest age 65;
     *   has continued for at least 4 months; and
*    the other terms and conditions of this Rider.

The benefit will begin with the Policy month following the date total disability begins. The benefit will not be provided for any period more than one year prior to the date we receive written notice of claim.

Each monthly waiver of payment benefit will be allocated in accordance with the payment allocation in effect on the date each benefit is credited to the Policy Value.

If the Insured's total disability occurs before the Policy anniversary nearest age 60, the benefit will end when total disability ends. If the total disability occurs on or after the Policy anniversary nearest age 60, the benefit will continue during such total disability but not beyond the Policy anniversary nearest age 65 or two years, whichever is longer. The benefit will cease on the next Monthly Processing Date following the end of a period of total disability.

DEFINITIONS OF TOTAL DISABILITY

Total disability means the insured is unable to engage in an occupation as a result of disease or bodily injury. "Occupation" means attendance at school if the Insured is not old enough to legally end his or her formal education. Otherwise "occupation" means:

     * during the first 60 months of disability, the occupation of the Insured when such disability began; and
     * thereafter, any occupation for which the Insured is or becomes reasonably fitted by training, education or experience.

Total loss of the following as a result of disease or bodily injury shall be deemed total disability:

     *    speech;
     *    hearing in both ears;
     *    the sight of both eyes;
     *    the use of both hands;
     *    the use of both feet; or
     *    the use of cane hand and one foot.


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RISKS NOT COVERED

No waiver of payment benefit will be provided if total disability results, directly or indirectly, from:

     * an act of war, whether such war is declared or undeclared, and the Insured is a member of the armed forces of a country or combination of countries; or

     * any bodily injury occurring or disease first manifesting itself prior to the effective date of this rider.

However, no claim for total disability commencing after two years from the effective date will be denied on the ground that the disease or impairment not excluded from coverage by name or specific description existed prior to the effective date of this rider.

NOTICE AND PROOF OF CLAIM

Written notice of claim must be sent to our Principal Office:

     *    during the lifetime of the insured;
     *    while the insured is totally disabled; and
     *    not later than 12 months after this rider terminates.

Proof of claim must be sent to our Principal Office within 6 months of the notice of claim. Failure to give notice and proof within the time required will not void or reduce any claim if it can be shown that notice and proof were given as soon as was reasonably possible.

Proof of continued total disability must be furnished at our request. Failure to do so will end the benefit. Such proof will include an authorization to disclose facts concerning the Insured's health, and may include medical exams of the insured conducted by physicians chosen by Us. Such medical exams will be at our expense. After total disability has continued for 24 months, proof will not be required more than once a year, nor after the Policy anniversary nearest age 65.

BENEFIT CHANGES

You may change the waiver of payment benefit with Written Request. Any increase is subject to:

     *    Evidence of Insurability satisfactory to us;
     * the Insured must be under age 60 and insurable according to Our underwriting rules; and
     * payment to Us of the amount needed to keep the Policy in force if the Cash Surrender Value is less than all charges due on the Policy.

No increases, when added to the existing benefit, shall exceed the following limits:

                 MAXIMUM MONTHLY WAIVER OF PAYMENT BENEFIT TABLE

                                                 PER $1,000/ FACE
                ATTAINED AGE                          AMOUNT
                    0-19                              $1.00
                    20-29                              1.25
                    30-39                              2.00
                    40-49                              3.00
                    50-54                              4.00
                 55 and above                          5.50

The monthly waiver of payment benefit will be reduced if it exceeds the maximum benefit after the Face Amount of the Policy is reduced. The monthly benefit may not exceed the amount shown in the Maximum Waiver of Payment Benefit Table.

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The effective date of the changed benefit will be the first Monthly Processing
Date on or after the date all conditions are met. The changed benefit will be shown on supplementary Policy Details pages. The charges for an increased benefit will be shown in a Supplemental Cost of Insurance Charge Table if the Insured's Underwriting Class changes.

INCONTESTABILITY

Except for failure to pay the monthly cost of insurance charges, this Rider cannot be contested after the end of the following time periods:

     * the initial waiver of payment benefit cannot be contested after the rider has been in force during the insured's lifetime and without the occurrence of the total disability of the insured for two years from the effective date of this rider; and

     * an increase in the waiver of payment benefit cannot be contested after the increased benefit has been in force during the Insured's lifetime and without the occurrence of the total disability of the Insured for two years from the effective date of the increase.

TERMINATION

This rider will terminate on the first to occur of:

     *    the end of the grace period of a Premium in default;

     *    the termination or maturity of the Policy;

     * the day before the Policy anniversary nearest age 65, except as provided in the Benefit provision; or

     *    the end of the Policy month following a request for termination.

RIDER CHARGE

Charges for this rider are paid as a part of the monthly deduction charges due under the Policy. The monthly charge is the waiver charge shown in the Cost of Insurance Charge Table multiplied by the lesser of:

     * one-half of the waiver of payment benefit shown on the rider details pages; or

     * the maximum waiver of payment benefit amount shown on the Maximum Monthly Waiver of Payment Benefit Table.

GENERAL

When an increase in Face Amount or an additional Rider is applied for, an increase in the waiver of payment coverage, if desired, must also be applied for and approved by us. We reserve the right to decline issuance of the waiver of payment coverage for the increased Face Amount or additional Rider benefit.

If total disability begins during the grace period as provided by the Policy, any amounts due during the grace period under the Policy remain payable.

Except as otherwise provided, all conditions and provisions of the Policy apply to this Rider.

          /s/ Craig Edwards                                /s/ Ron Beetam
              Secretary                                        President


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                                  RIDER DETAILS
                       DISABILITY WAIVER OF PAYMENT RIDER

Insured's Name:                     John Doe   Effective Date:     02/15/2003
Monthly Waiver of Payment Benefit:  $200.00    Rider Expiry Date:  02/15/2033

                         Cost of Insurance Charge Table
--------------------------------------------------------------------------------

  Age           Waiver Charge             Age                   Waiver Charge

  1             0.04                      31                    0.05
  2             0.04                      32                    0.05
  3             0.04                      33                    0.05
  4             0.04                      34                    0.05
  5             0.04                      35                    0.05

  6             0.04                      36                    0.05
  7             0.04                      37                    0.05
  8             0.04                      38                    0.05
  9             0.04                      39                    0.05
  10            0.04                      40                    0.05

  11            0.04                      41                    0.06
  12            0.04                      42                    0.06
  13            0.04                      43                    0.06
  14            0.04                      44                    0.06
  15            0.04                      45                    0.06

  16            0.04                      46                    0.07 '
  17            0.04                      47                    0.07
  18            0.04                      48                    0.08
  19            0.04                      49                    0.08
  20            0.04                      50                    0.09

  21            0.04                      51                    0.10
  22            0.04                      52                    0.11
  23            0.04                      53                    0.12
  24            0.04                      54                    0.13
  25            0.04                      55                    0.15

  26            0.04                      56                    0.17
  27            0.04                      57                    0.18
  28            0.04                      58                    0.20
  29            0.04                      59                    0.22
  30            0.04                      60                    0.14

                                          61                    0.14
                                          62                    0.14
                                          63                    0.14
                                          64                    0.14
                                          65                    0.14



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